





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/20/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Finamex International, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd., 21st Floor/Office 21-113
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kristy K Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Finamex International, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BRANDI ARCHER
State of Kansas
My Appt. Exp. Nov. 18, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)

FINANCIAL REPORT

December 31, 2020

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Finamex International, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finamex International, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Finamex International, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Finamex International, LLC's management. Our responsibility is to express an opinion on Finamex International, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Finamex International, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Finamex International, LLC's financial statements. The supplemental information is the responsibility of Finamex International, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Finamex International, LLC's auditor since 2020.

Celeste, Texas
February 19, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$ 1,186,400
Clearing deposit	150,000
Prepaid expenses	30,936
TOTAL ASSETS	$ 1,367,336

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 21,772
Payable to clearing broker/dealer	19,325
TOTAL LIABILITIES	41,097
Member's Equity	1,326,239
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,367,336

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Income
Year Ended December 31, 2020

Revenue	
Securities commissions	$ 7,247
Interest	6
TOTAL REVENUE	7,253
Expenses	
Professional fees	127,188
Execution and clearing	34,350
Occupancy and equipment	9,052
Regulatory fees and expenses	6,276
Technology and communications	1,078
Other expenses	3,170
TOTAL EXPENSES	181,114
NET LOSS	$ (173,861)

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Balances at December 31, 2019	$ 100
Contributions from member	1,500,000
Net loss	(173,861)
Balances at December 31, 2020	$ 1,326,239

See notes to financial statements.


FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Cash Flows
Year Ended December 31, 2020


Cash flows from operating activities:

Net loss	$ (173,861)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in clearing deposit	(150,000)
Increase in prepaid expenses	(30,936)
Increase in accounts payable and accrued expenses	21,772
Increase in payable to clearing broker/dealer	19,325
Net cash used in operating activities	(313,700)

Cash flows from financing activities:

Contributions from member	1,500,000
Net increase in cash	1,186,300
Cash at beginning of year	100
Cash at end of year	$ 1,186,400

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes	$ -
Interest	$ -

See notes to financial statements.   5

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Finamex International, LLC (the Company), a wholly-owned subsidiary of Finamex USA, LLC, was organized in March 2019 as a Delaware limited liability company. As the Company's registration as a broker/dealer with the Securities and Exchange Commission (SEC) became effective on April 20, 2020, the financial statements include the activity for the period April 20, 2020 to December 31, 2020. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing securities brokerage services to individuals located in Mexico.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Revenue Recognition

Revenue from contracts includes securities commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sells transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company.

As of December 30, 2020, open Federal tax years include the tax year ended December 31, 2019.

Note 2 - **Transactions with Clearing Broker/Dealer**

The Company has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker-dealer. The agreement also requires minimum monthly charges of $10,000.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, The Company had net capital of $1,295,303, which was $1,045,303 in excess of its required net capital of $250,000. The Company's net capital ratio was .03 to 1.

Note 4 - Office Lease

The Company leases office space in Houston, Texas on a month-to-month basis for approximately $950 per month. Rental expense for the office lease totaled $9,052 for the year.

Note 5 - Concentration of Credit Risk

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2020, cash held in excess of the FDIC insurance totaled $936,400.

Note 6 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through February 19, 2021, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital

Total member's equity qualified for net capital	$ 1,326,239
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	30,936
Total deductions and/or charges	30,936
Net Capital	$ 1,295,303
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 21,772
Payable to clearing broker/dealer	19,325
Total aggregate indebtedness	$ 41,097
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or	
6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 1,045,303
Ratio of aggregate indebtedness to net capital	.03 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Finamex International, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Finamex International, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Finamex International, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Finamex International, LLC stated that Finamex International, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Finamex International, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Finamex International, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



Finamex International, LLC's Exemption Report

Finamex International, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Finamex International, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2020

2. Finamex International, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of January 1, 2020 to December 31, 2020, without exception.

Finamex International, LLC

I, Kristy K. Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kristy K Johnson
Signature

Chief Financial Officer
Title

February 25, 2021